HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31, 2026 and 2025

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2026	2025
Revenues
Distribution (includes $104 related party revenues; 2025 - $111) (Note 23)	1,970	1,761
Transmission (includes $659 related party revenues; 2025 - $622) (Note 23)	664	636
Other	14	11
	2,648	2,408

Costs
Purchased power (includes $1,148 related party costs; 2025 - $930) (Note 23)	1,424	1,220
Operation, maintenance and administration	329	332
Depreciation, amortization and asset removal costs (Note 4)	273	264
	2,026	1,816

Income before financing charges, equity (loss) income and income tax expense	622	592
Financing charges (Note 5)	176	163
Equity loss (Note 12)	(11)	—

Income before income tax expense	435	429
Income tax expense (Note 6)	41	68
Net income	394	361

Other comprehensive income (loss)	1	(1)
Comprehensive income	395	360

Net income attributable to:
Noncontrolling interest	3	3
Common shareholders	391	358
	394	361

Comprehensive income attributable to:
Noncontrolling interest	3	3
Common shareholders	392	357
	395	360

Earnings per common share (Note 20)
Basic	$0.65	$0.60
Diluted	$0.65	$0.60

Dividends per common share declared (Note 19)	$0.33	$0.31

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at March 31, 2026 and December 31, 2025

As at (millions of Canadian dollars)	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	37	549
Accounts receivable (Note 7)	1,104	1,083
Due from related parties	391	409
Other current assets (Note 8)	175	133
	1,707	2,174

Property, plant and equipment (Note 9)	31,909	31,450
Other long-term assets:
Regulatory assets (Note 11)	3,941	3,857
Deferred income tax assets	135	135
Intangible assets (Note 10)	639	654
Goodwill	378	378
Other assets (Note 12)	1,012	1,023
	6,105	6,047
Total assets	39,721	39,671

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	599	100
Long-term debt payable within one year (Notes 15 & 16)	425	925
Accounts payable and other current liabilities (Note 13)	1,825	2,086
Due to related parties	333	479
	3,182	3,590

Long-term liabilities:
Long-term debt (Notes 15 & 16)	18,093	18,092
Regulatory liabilities (Note 11)	1,712	1,621
Deferred income tax liabilities	1,938	1,799
Other long-term liabilities (Note 14)	1,832	1,823
	23,575	23,335
Total liabilities	26,757	26,925

Contingencies and Commitments (Notes 25 & 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	19	19

Equity
Common shares (Note 18)	5,721	5,721
Additional paid-in capital	27	25
Retained earnings	7,102	6,911
Accumulated other comprehensive loss	(8)	(9)
Hydro One shareholders’ equity	12,842	12,648

Noncontrolling interest (Note 22)	103	79
Total equity	12,945	12,727
	39,721	39,671

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended March 31, 2026 and 2025

Three months ended March 31, 2026 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2026	5,721	25	6,911	(9)	12,648	79	12,727
Net income	—	—	391	—	391	2	393
Other comprehensive income	—	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	—	(2)	(2)
Contributions from sale of noncontrolling interest (Note 22)	—	—	—	—	—	24	24
Dividends on common shares (Note 19)	—	—	(200)	—	(200)	—	(200)
Stock-based compensation	—	2	—	—	2	—	2
March 31, 2026	5,721	27	7,102	(8)	12,842	103	12,945

Three months ended March 31, 2025 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2025	5,713	28	6,360	(12)	12,089	65	12,154
Net income	—	—	358	—	358	2	360
Other comprehensive income (loss)	—	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	—	(4)	(4)
Dividends on common shares (Note 19)	—	—	(188)	—	(188)	—	(188)
Stock-based compensation	—	1	—	—	1	—	1
March 31, 2025	5,713	29	6,530	(13)	12,259	63	12,322

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31, 2026 and 2025

Three months ended March 31 (millions of Canadian dollars)	2026	2025
Operating activities
Net income	394	361
Environmental expenditures	—	(1)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	249	233
Regulatory assets and liabilities	6	55
Deferred income tax expense	39	34
Other	20	6
Changes in non-cash balances related to operations (Note 24)	(314)	(178)
Net cash from operating activities	394	510

Financing activities
Long-term debt repaid	(500)	(400)
Short-term notes issued	800	1,075
Short-term notes repaid	(300)	(615)
Dividends paid (Note 19)	(200)	(188)
Distributions paid to noncontrolling interest	(3)	(5)
Contributions received from sale of noncontrolling interest (Note 22)	24	—
Net cash used in financing activities	(179)	(133)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(687)	(622)
Intangible assets	(12)	(21)
Additions to future use assets	(66)	(59)
Proceeds from sale of equity investments (Note 12)	30	—
Investment in equity investees (Note 12)	—	(261)
Capital contributions received	—	4
Other	8	(11)
Net cash used in investing activities	(727)	(970)

Net change in cash and cash equivalents	(512)	(593)
Cash and cash equivalents, beginning of period	549	716
Cash and cash equivalents, end of period	37	123

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three months ended March 31, 2026 and 2025
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). As at March 31, 2026, the Province held approximately 47.1% (December 31, 2025 - 47.1%) of the common shares of Hydro One. The businesses of Hydro One are comprised of the following three segments:
•The Transmission segment consists of owning and operating Hydro One’s transmission system which transmits high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid. The transmission business consists of the transmission system operated by Hydro One Inc.’s rate-regulated subsidiaries, Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), and an approximate 66% interest in B2M Limited Partnership (B2M LP), an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP), and an approximate 50% (December 31, 2025 - 80%) interest in Chatham x Lakeshore Limited Partnership (CLLP). The Transmission segment also includes Hydro One Network’s approximate 40% (December 31, 2025 - 48%) minority interest in the East-West Tie Limited Partnership (EWT LP).
•The Distribution segment owns and operates Hydro One’s distribution system which delivers electricity to end customers and certain other municipal electricity distributors within Ontario. The distribution business consists of the distribution systems operated by Hydro One Inc.'s rate-regulated subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
•The Other segment consists principally of Hydro One’s telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities, and is not rate-regulated. The telecommunications business is carried out by Hydro One's wholly-owned subsidiary, Acronym Solutions Inc. (Acronym). In addition to supporting Hydro One's regulated business segments, Acronym offers a comprehensive suite of Information Communications Technology solutions. Furthermore, Hydro One's other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network LP (OCN LP), a wholly-owned subsidiary that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand.
Earnings for interim periods are impacted by seasonal weather conditions affecting customer demand, market pricing, and the timing of regulatory decisions.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP) for interim financial statements and all financial information is presented in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2025, with the exception of the adoption of new accounting standards as described in Note 3 - New Accounting Pronouncements. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to fairly reflect the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2025.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	No impact upon adoption
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual periods beginning after December 15, 2027.	Under assessment
ASU 2025-09	November 2025	The amendments expand hedge-accounting eligibility and better align the guidance with common risk‑management practices. Key updates allow grouping forecasted transactions with similar exposure, simplify hedging of choose‑your‑rate variable‑rate debt, and broaden eligibility for hedging nonfinancial components. The guidance modernizes treatment of certain option‑based derivatives and resolves mismatches in dual hedge relationships.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2025-10	December 2025	The amendments establish authoritative GAAP for government grants, setting recognition, measurement, presentation, and disclosure requirements.	Annual and interim periods beginning after December 15, 2028.	Under assessment
ASU 2025-11	December 2025	The amendments clarify interim reporting by establishing a complete list of required GAAP interim disclosures. They introduce a disclosure principle requiring entities to report material events occurring after the annual reporting period. The Update also clarifies types of interim reports and the form and content of interim financial statements. Overall, the changes enhance clarity and consistency without altering existing disclosure requirements.	Interim reporting periods within annual reporting periods beginning after December 15, 2027.	Under assessment
ASU 2025-12	December 2025	The amendments clarify existing guidance, correct errors, and introduce minor improvements to numerous Codification Topics, thereby making the requirements easier for entities to understand and apply.	Annual and interim periods beginning after December 15, 2026.	Under assessment

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Three months ended March 31 (millions of dollars)	2026	2025
Depreciation of property, plant and equipment	226	211
Amortization of intangible assets	23	21
Amortization of regulatory assets	—	1
Depreciation and amortization	249	233
Asset removal costs	24	31
	273	264
5. FINANCING CHARGES

Three months ended March 31 (millions of dollars)	2026	2025
Interest on long-term debt	196	178
Interest on regulatory accounts	5	7
Interest on short-term notes	1	3
Realized loss on cash flow hedges (interest-rate swap agreements) (Note 16)	2	1
Other	4	3
Less: Interest capitalized on construction and development in progress	(29)	(24)
Interest earned on cash and cash equivalents	(3)	(5)
	176	163
6.    INCOME TAXES
As a rate-regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the statutory income tax rate. As the Company operates in Ontario, it is subject to the combined Canadian federal and Ontario statutory rates of 26.5%.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	2026		2025
Three months ended March 31	(millions of dollars)	(percentage)	(millions of dollars)	(percentage)
Income before income tax expense	435		429
Income tax expense at statutory rate of 26.5% (2025 - 26.5%)	115	26.5%	114	26.5%

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(49)	(11.4)%	(22)	(5.1)%
Overheads capitalized for accounting but deducted for tax purposes	(14)	(3.2)%	(12)	(2.8)%
Interest capitalized for accounting but deducted for tax purposes	(8)	(1.8)%	(9)	(2.1)%
Pension and post-retirement benefit contributions in excess of pension expense	(5)	(1.1)%	(1)	(0.2)%
Other	3	0.6%	(2)	(0.4)%
Net temporary differences attributable to regulated business	(73)	(16.9)%	(46)	(10.6)%
Net permanent differences	(1)	(0.2)%	—	—%
Total income tax expense	41	9.4%	68	15.9%
1 Included in current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after 2024 and placed in-service before 2034, as re-introduced under Bill C-15, enacted in the first quarter of 2026.

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
7.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	March 31, 2026	December 31, 2025
Accounts receivable - billed	552	467
Accounts receivable - unbilled	614	673
Accounts receivable, gross	1,166	1,140
Allowance for doubtful accounts	(62)	(57)
Accounts receivable, net	1,104	1,083
The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2026 and the year ended December 31, 2025:

As at (millions of dollars)	March 31, 2026	December 31, 2025
Allowance for doubtful accounts – beginning	(57)	(61)
Write-offs	4	23
Additions to allowance for doubtful accounts	(9)	(19)
Allowance for doubtful accounts – ending	(62)	(57)
8.    OTHER CURRENT ASSETS

As at (millions of dollars)	March 31, 2026	December 31, 2025
Prepaid expenses and other assets	132	92
Materials and supplies	29	31
Regulatory assets (Note 11)	14	10
	175	133
9.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	March 31, 2026	December 31, 2025
Property, plant and equipment	44,324	43,894
Less: accumulated depreciation	(15,232)	(15,042)
	29,092	28,852
Construction in progress	2,817	2,598
	31,909	31,450
10. INTANGIBLE ASSETS

As at (millions of dollars)	March 31, 2026	December 31, 2025
Intangible assets	1,591	1,590
Less: accumulated depreciation	(989)	(965)
	602	625
Development in progress	37	29
	639	654

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	March 31, 2026	December 31, 2025
Regulatory assets:
Deferred income tax regulatory asset	3,650	3,549
Broadband deferral	77	73
Post-retirement and post-employment benefits - non-service cost	49	49
Environmental	43	43
Getting Ontario Connected Act variance	40	39
Incremental cloud computing implementation costs deferral	27	20
Stock-based compensation	19	18
Distribution rate riders	—	26
Other	50	50
Total regulatory assets	3,955	3,867
Less: current portion	(14)	(10)
	3,941	3,857

Regulatory liabilities:
Pension benefit regulatory liability	645	610
Post-retirement and post-employment benefits	336	336
Earnings sharing mechanism (ESM) deferral	226	310
Retail settlement variance (RSVA)	177	242
External revenue variance	84	75
Distribution rate riders	81	—
Tax rule changes variance	65	36
Other post-employment benefits (OPEB) asymmetrical carrying charge variance	53	49
Capitalized overhead tax variance	50	50
Asset removal costs cumulative variance	48	48
Pension cost differential variance	36	30
Advanced Metering Infrastructure (AMI) 2.0 variance	29	29
Deferred income tax regulatory liability	10	9
Other	37	27
Total regulatory liabilities	1,877	1,851
Less: current portion	(165)	(230)
	1,712	1,621
Tax Rule Changes Variance
In the first quarter of 2026, federal budget measures enacted as part of Bill C – 15 included time-limited investment incentives permitting Hydro One to claim enhanced capital cost allowance of up to three times the first-year rate for eligible capital investments acquired after 2024 and placed in-service before 2034. Hydro One is required to refund the tax benefits related to the accelerated depreciation rules to ratepayers.
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	March 31, 2026	December 31, 2025
Deferred pension assets	645	610
Investments in associates[1]	253	302
Right-of-Use assets	44	47
Other long-term assets	70	64
	1,012	1,023
1 On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments. In March 2026, a group of First Nation Partners exercised the right to acquire additional interest in EWT LP. Proceeds received from Hydro One’s partial sale of equity interest is approximately $30 million. Following the transaction, Hydro One’s ownership in EWT LP was diluted to 40%. Accordingly, the Company recognized a loss on dilution of $14 million.

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	March 31, 2026	December 31, 2025
Accrued liabilities	796	944
Accounts payable	322	371
Unearned revenue	322	313
Accrued interest	195	203
Regulatory liabilities (Note 11)	165	230
Lease obligations	14	14
Environmental liabilities	8	7
Derivative liabilities (Note 16)	3	4
	1,825	2,086
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	March 31, 2026	December 31, 2025
Post-retirement and post-employment benefit liability	1,689	1,672
Asset retirement obligations	44	43
Environmental liabilities	35	37
Lease obligations	26	29
Other long-term liabilities	38	42
	1,832	1,823
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s commercial paper program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The commercial paper program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $3,050 million.
As at March 31, 2026, Hydro One’s consolidated committed, unsecured, and revolving credit facilities (Operating Credit Facilities) were $3,300 million, comprised of Hydro One Inc.'s credit facilities of $3,050 million and Hydro One's credit facilities of $250 million. As at March 31, 2026, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. As at March 31, 2026, no debt securities have been issued by HOHL.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
Long-Term Debt
The following table presents long-term debt outstanding as at March 31, 2026 and December 31, 2025:

As at (millions of dollars)	March 31, 2026	December 31, 2025
Hydro One Inc. long-term debt (a)	18,120	18,620
Hydro One long-term debt (b)	425	425
	18,545	19,045
Add: Net unamortized debt premiums	38	39
Less: Unamortized deferred debt issuance costs	(65)	(67)
Total long-term debt	18,518	19,017

Less: Long-term debt payable within one year	(425)	(925)
	18,093	18,092
(a) Hydro One Inc. long-term debt
As at March 31, 2026, long-term debt of $18,120 million (December 31, 2025 - $18,620 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In March 2026, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029. During the three months ended March 31, 2026, no long-term debt was issued (2025 - $nil) and $500 million long-term debt was repaid (2025 - $400 million).
(b) Hydro One long-term debt
As at March 31, 2026, long-term debt of $425 million (December 31, 2025 - $425 million) was outstanding. On August 19, 2024, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending in September 2026. As at March 31, 2026, no securities have been issued under the Universal Base Shelf Prospectus. During the three months ended March 31, 2026 and 2025, no long-term debt was issued or repaid.
Principal and Interest Payments
As at March 31, 2026, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	425	781	2.8
Year 2	1,175	775	3.6
Year 3	—	733	—
Year 4	1,500	724	3.1
Year 5	800	671	4.5
	3,900	3,684	3.5
Years 6-10	5,360	2,719	4.4
Thereafter	9,285	4,837	4.5
	18,545	11,240	4.2

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at March 31, 2026 and December 31, 2025, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026		December 31, 2025
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	18,518	18,028	19,017	18,721
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at March 31, 2026 and December 31, 2025, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
As at March 31, 2026 and December 31, 2025, Hydro One Inc. had a $425 million, pay-fixed, receive-floating interest-rate swap agreement designated as a cash flow hedge. This cash flow hedge is intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
As at March 31, 2026 and December 31, 2025, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at March 31, 2026 and December 31, 2025 is as follows:

As at March 31, 2026 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	18,518	18,028	—	18,028	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	3	3	—	3	—
	18,521	18,031	—	18,031	—

As at December 31, 2025 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	19,017	18,721	—	18,721	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	4	4	—	4	—
	19,021	18,725	—	18,725	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the three months ended March 31, 2026 or the year ended December 31, 2025.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the three months ended March 31, 2026 and 2025, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to net income or net loss in the same period during which the hedged transaction affects results of operations. The following table shows the amounts recorded in OCL and reclassified to financing charges for the three months ended March 31, 2026 and 2025:

Three months ended March 31 (millions of dollars)	2026	2025
Amounts recorded in OCL/OCI
Before tax loss	—	3
After tax loss	—	2
Amounts reclassified to financing charges
Before tax loss	2	1
After tax loss	1	1
This resulted in an accumulated other comprehensive loss (AOCL) of $2 million related to cash flow hedges as at March 31, 2026 (December 31, 2025 - $3 million).
The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $2 million. Actual amounts reclassified to results of operations depend on the interest rate in effect until the derivative contracts mature. For all forecasted transactions, as at March 31, 2026, the maximum term over which the Company is hedging exposures to the variability of cash flows is less than one year.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at March 31, 2026 and 2025, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at March 31, 2026 and 2025, there was no material accounts receivable balance due from any single customer.
As at March 31, 2026, the Company’s allowance for doubtful accounts was $62 million (December 31, 2025 - $57 million). The allowance for doubtful accounts reflects the Company's current expected credit loss for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at March 31, 2026, approximately 8% (December 31, 2025 - 7%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at March 31, 2026 and 2025, Hydro One’s credit exposure for all derivative instruments and applicable payables was with one financial institution with investment grade credit ratings as counterparty.

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
In March 2026, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029. Hydro One’s Universal Base Shelf Prospectus allows it to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 19, 2026.
On November 29, 2024, HOHL filed a short form base shelf prospectus (HOHL U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S., that expires in December 2026. The HOHL U.S. Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, debt securities, unconditionally guaranteed by Hydro One. As at March 31, 2026, no securities have been issued under the HOHL U.S. Debt Shelf Prospectus.
On August 18, 2025, Hydro One Inc. filed a short form base shelf prospectus (HOI U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S. The HOI U.S. Debt Shelf Prospectus allows Hydro One Inc. to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027. As at March 31, 2026, no securities have been issued under the HOI U.S. Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three months ended March 31, 2026 and 2025:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2026	2025	2026	2025
Current service cost	38	37	16	15
Interest cost	112	103	23	20
Expected return on plan assets, net of expenses[1]	(169)	(166)	—	—
Amortization of prior service (credit) cost	(1)	(1)	3	2
Amortization of actuarial losses (gains)	—	(4)	(3)	(4)
Net periodic benefit (recovery) costs	(20)	(31)	39	33

Charged to results of operations[2]	3	6	26	23
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2026 is 7.20% (2025 - 7.20%).
2    The Company accounts for pension costs consistent with their inclusion in Ontario Energy Board (OEB)-approved rates. During the three months ended March 31, 2026, pension costs of $15 million (2025 - $20 million) were attributed to labour, of which $3 million (2025 - $6 million) was charged to operations, and $12 million (2025 - $14 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at March 31, 2026, the Company had 599,781,811 (December 31, 2025 - 599,781,811) common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at March 31, 2026 and December 31, 2025, the Company had no preferred shares issued and outstanding.

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
19.    DIVIDENDS
During the three months ended March 31, 2026, common share dividends in the amount of $200 million (2025 - $188 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to March 31, 2026.
20.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the Long-term Incentive Plan (LTIP), which are calculated using the treasury stock method.

Three months ended March 31	2026	2025

Net income attributable to common shareholders (millions of dollars)	391	358

Weighted-average number of shares
Basic	599,781,811	599,436,037
Effect of dilutive stock-based compensation plans	887,814	1,214,371
Diluted	600,669,625	600,650,408

EPS
Basic	$0.65	$0.60
Diluted	$0.65	$0.60
21.    STOCK-BASED COMPENSATION
Share Grant Plans
There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2026 and 2025.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three months ended March 31, 2026 and 2025 is presented below:

Three months ended March 31 (number of DSUs)	2026	2025
DSUs outstanding - beginning	102,256	107,296
Granted	4,950	5,902
DSUs outstanding - ending	107,206	113,198
As at March 31, 2026, a liability of $6 million (December 31, 2025 - $6 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $57.45 (December 31, 2025 - $54.64). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three months ended March 31, 2026 and 2025 is presented below:

Three months ended March 31 (number of DSUs)	2026	2025
DSUs outstanding - beginning	80,404	85,690
Granted	13,333	12,571
Paid	(43,276)	—
DSUs outstanding - ending	50,461	98,261
As at March 31, 2026, a liability of $3 million (December 31, 2025 - $4 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $57.45 (December 31, 2025 - $54.64). This liability is included in other long-term liabilities on the consolidated balance sheets.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
LTIP
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three months ended March 31, 2026 and 2025 is presented below:

	PSUs		RSUs
Three months ended March 31 (number of units)	2026	2025	2026	2025
Units outstanding - beginning	399,181	286,554	391,623	322,925
Granted	131,194	167,324	137,685	134,518
Forfeited	—	(17,206)	(714)	(8,910)
Vested	—	(7,184)	(124,298)	(3,069)
Units outstanding - ending	530,375	429,488	404,296	445,464
The total grant date fair value of the awards granted during the three months ended March 31, 2026 was $16 million (2025 - $14 million). The compensation expense related to these awards during the three months ended March 31, 2026 was $4 million (2025 – $4 million).
22.    NONCONTROLLING INTEREST
CLLP
On January 2, 2026, Hydro One Networks sold to Walpole Island First Nation an approximate 10% equity interest in CLLP for total consideration of approximately $8 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 70%. On February 2, 2026, Aamjiwnaang First Nation and Chippewas of Kettle & Stony Point First Nation collectively purchased an approximate 20% equity interest in CLLP through an equally-owned Limited Partnership for total consideration of approximately $16 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 50%.
23.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% (2025 - 47.1%) ownership as at March 31, 2026. The Ministry of Energy and Mines (Ministry) and the Ministry of Infrastructure (MOI) are related parties to Hydro One because they are controlled by the Province. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2026 and 2025:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2026	2025
Province	Dividends paid	94	88
Ministry	Broadband subsidy[1]	10	—
MOI	Broadband subsidy[1]	—	13
IESO	Power purchased	1,129	918
	Revenues for transmission services	659	621
	Amounts related to electricity rebates	450	275
	Distribution revenues related to rural rate protection	63	63
	Distribution revenues related to Wataynikaneyap Power LP	25	33
	Distribution revenues related to supply of electricity to remote northern communities	13	12
	Funding received related to Conservation and Demand Management programs	1	—
OPG	Power purchased	17	11
	Transmission revenues related to provision of services and supply of electricity	—	1
	Distribution revenues related to provision of services and supply of electricity	3	3
	Other revenues related to provision of services and supply of electricity	1	—
	Capital contribution received from OPG	2	10
OEFC	Power purchased from power contracts administered by the OEFC	2	1
OEB	OEB fees	4	3
1 During 2025, Ministry replaced MOI in making broadband subsidy payments to Hydro One.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances as at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2026	2025
Accounts receivable (Note 7)	(21)	(92)
Due from related parties	18	(16)
Materials and supplies (Note 8)	2	—
Prepaid expenses and other assets (Note 8)	(40)	(4)
Other long-term assets (Note 12)	(6)	(9)
Accounts payable (Note 13)	(49)	(20)
Accrued liabilities	(86)	54
Unearned revenue (Note 13)	9	(30)
Due to related parties	(146)	(85)
Accrued interest (Note 13)	(8)	1
Long-term accounts payable and other long-term liabilities (Note 14)	(4)	1
Post-retirement and post-employment benefit liability	17	22
	(314)	(178)
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three months ended March 31, 2026 and 2025. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

Three months ended March 31, 2026 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(704)	(11)	(715)
Reconciling items	17	(1)	16
Cash outflow for capital expenditures	(687)	(12)	(699)

Three months ended March 31, 2025 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(718)	(17)	(735)
Reconciling items	96	(4)	92
Cash outflow for capital expenditures	(622)	(21)	(643)
Supplementary Information

Three months ended March 31 (millions of dollars)	2026	2025
Net interest paid	201	174
Income taxes paid	137	12
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.    COMMITMENTS
A summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter are as follows:

As at March 31, 2026 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	50	49	21	1	1	16

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at March 31, 2026 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	3,300	—
Letters of credit[2]	173	16	—	—	—	—
Guarantees[3]	535	—	—	—	—	—
1 On June 1, 2025, the maturity date for the Operating Credit Facilities was extended to June 1, 2030.
2 Letters of credit consist of $166 million letters of credit related to retirement compensation arrangements, a $16 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as $60 million guarantees provided by Hydro One to ONroute relating to OCN LP (OCN Guarantee).
27.    SEGMENTED REPORTING
The Company has three reportable segments: Transmission, Distribution, and Other. The composition of these segments is described in Note 1 to the consolidated financial statements.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and evaluate the performance of each of the segments. Hydro One’s CODM consists of its Chief Executive Officer and certain members of the executive leadership team. The CODM evaluates segment performance based on income before financing charges, equity income, and income tax expense from continuing operations (excluding certain allocated corporate governance costs) (EBIT). The CODM considers the key components of EBIT to understand the variances to prior period on a quarterly basis and measures them against the Company’s budget and forecast across each of the three segments on a monthly basis in order to properly allocate resources between and within the operating segments.

Three months ended March 31, 2026 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	664	1,970	14	2,648
Purchased power	—	1,424	—	1,424
Operation, maintenance and administration	133	172	24	329
Depreciation, amortization and asset removal costs	143	127	3	273
Income (loss) before financing charges, equity (loss) income, and income tax expense	388	247	(13)	622

Capital investments	431	282	2	715

Three months ended March 31, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	636	1,761	11	2,408
Purchased power	—	1,220	—	1,220
Operation, maintenance and administration	129	181	22	332
Depreciation, amortization and asset removal costs	139	122	3	264
Income (loss) before financing charges, equity (loss) income, and income tax expense	368	238	(14)	592

Capital investments	459	272	4	735
Total Assets by Segment:

As at (millions of dollars)	March 31, 2026	December 31, 2025
Transmission	24,032	23,630
Distribution	15,407	15,160
Other	282	881
Total assets	39,721	39,671

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2026 and 2025
Total Goodwill by Segment:

As at (millions of dollars)	March 31, 2026	December 31, 2025
Transmission	157	157
Distribution	216	216
Other	5	5
Total goodwill	378	378
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
28.    SUBSEQUENT EVENTS
Dividends
On May 12, 2026, common share dividends of $212 million ($0.3531 per common share) were declared.

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